UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 492. In the City of Buenos Aires, on the 6th day of the month of August of 2024, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA, Messrs. Neil Bleasdale, Esteban Macek, Daniel Marx, Edgardo Volosin, Eduardo Marcelo Vila, Ricardo Nicolas Mallo Huergo, Federico Zin, Alejandro Sicardi de Estrada, Santiago Eliceche, Luis Maria Abba, Flavia Bevilacqua and Javier Freigedo. The meeting is also attended by Messrs. Carlos Cvitanich, and Lisandro Vázquez Giménez on behalf of the Supervisory Committee, Company Director of Legal and Regulatory Affairs Dra. María José Van Morlegan, and Finance and Control Director Mr. Germán Ranftl. It is hereby stated that as provided for in section 25 of the Company’s Bylaws that allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. With a legal and regulatory quorum, the meeting is declared open and the FIRST POINT on the Agenda is considered: [...] Next, the SECOND ITEM of the Agenda is brought for consideration: 2°) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS as of JUNE 30, 2024. […] Mr. Bleasdale puts forward a motion to: (i) approve all the documentation brought to their consideration under this item of the Agenda; (ii) acknowledge the reports accompanying the approved condensed interim Financial Statements; and (iii) authorize the Company Chairman to sign the Financial Statements for the period ended June 30, 2024. Upon consideration and discussion, the Board of Directors unanimously RESOLVES to approve the motions. […] Mr. Carlos Cvitanich, member of the Supervisory Committee, states that the meeting has been conducted with the quorum and majority requirements laid down in the applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 6:05 p.m.

Undersigning Attendees: Neil Bleasdale, Esteban Macek, Daniel Marx, Edgardo Volosin, Eduardo Marcelo Vila, Ricardo Nicolas Mallo Huergo, Federico Zin, Alejandro Sicardi de Estrada, Santiago Eliceche, Luis Maria Abba, Flavia Bevilacqua, Javier Freigedo, Carlos Cvitanich and Lisandro Vázquez Giménez.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 7, 2024